Exhibit 99(a)-8

THE ALPINE GROUP, INC.

ONE MEADOWLANDS PLAZA

SUITE 200

EAST RUTHERFORD, NEW JERSEY 07073

FOR IMMEDIATE RELEASE
Company Contact:
Steven S. Elbaum
Chairman and Chief Executive Officer
(201) 549-4400

The Alpine Group, Inc. Announces Results of Exchange Offer

EAST RUTHERFORD, N.J., August 4, 2003—The Alpine Group, Inc. (OTC Bulletin Board:ALPG.OB) today announced the results of its offer to exchange up to $10 million principal amount of its 6% Junior Subordinated Notes for shares of its common stock. The exchange offer expired in accordance with its terms today at 5:00 P.M., New York City time.

        As of the expiration of the exchange offer, Alpine has accepted all of the shares of its common stock that were validly tendered and not properly withdrawn in accordance with the terms of the offer. The exchange agent for the offer has advised Alpine that, as of the expiration of the offer, an aggregate of 3,479,656 shares of Alpine common stock were tendered pursuant to the offer, representing approximately 22.4% of the 15,535,754 Alpine shares outstanding.

        As previously announced, Alpine intends to offer holders of its common stock the right to subscribe for shares of Series A Convertible Preferred Stock in proportion to their common stock ownership. The full terms of this rights offering will be contained in a registration statement which Alpine intends to file as promptly as practicable with the United States Securities and Exchange Commission. This rights offering will be made only pursuant to an effective registration statement filed with the SEC.

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        The Alpine Group, Inc., headquartered in New Jersey, is a holding company which owns 100% of Essex Electric Inc. and DNE Systems, Inc. Essex Electric Inc. is a leading manufacturer of a broad range of copper electrical wire for residential, commercial and industrial buildings for sale to electrical distributors and retailers. DNE Systems, Inc. is a designer and manufacturer of communications equipment, integrated access devices and other electronic equipment for defense, government and commercial applications.

        Except for the historical information herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product demand, prediction and timing of customer orders, the impact of competitive products and pricing, changing economic conditions, including changes in short-term interest rates and foreign currency fluctuations, and other risk factors detailed in Alpine's most recent annual report and other filings with the Securities and Exchange Commission.

        This press release is neither an offer to purchase nor a solicitation of an offer to sell securities of Alpine.